

Mail Stop 3030

July 16, 2009

<u>VIA U.S. MAIL AND FACSIMILE (503) 601-6299</u>

Adel Karas
President, Chief Executive Officer, and Chief Financial Officer
Calypte Biomedical Corporation
16290 S.W. Upper Boones Ferry Road
Portland, Oregon 97224

>   **Re: Calypte Biomedical Corporation**
>   **Form 10-K for the year ended December 31, 2008**
>   **Filed April 27, 2009**
>   **File No. 001-32280**

Dear Mr. Karas:

    We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 9A. Controls and Procedures, page 39

(2) Management's Report on Internal Control over Financial Reporting, page 40

1.   We note your disclosure of various material weaknesses. However, we do not see where
        you have disclosed your conclusion as to whether your internal control over financial
        reporting was effective or was not effective as of December 31, 2008, which is required
        by Item 308T(a)(3) of Regulation S-K. Please amend your Form 10-K to disclose the
        conclusion of your principal executive and principal financial officer regarding the
        effectiveness of your internal control over financial reporting as of the end of the period
        covered by the Form 10-K.

Financial Statements, page F-1

Note 2. Summary of Significant Accounting Policies, page F-11

Impairment of Long-Lived Assets, page F-12

2.   Please tell us about your review of the impairment of your long-lived assets, including
        your property and equipment and intangible assets, in fiscal 2008, under SFAS 144. If
        you did not perform a review of impairment, please tell us why and discuss how you
        considered paragraphs 8- 9 of SFAS 144.

Note 6. Impairment of Assets in China Facility Acquisition, page F-19

3.   Please tell us and disclose in future filings the method you used to determine the fair
        value of the assets for purposes of determining the amount of the impairment loss
        consistent with paragraph 26(c) of SFAS 144.

(16) Employment and Consulting Agreements, page F-44

4.   Please tell us how you accounted for the 2008 modification of the options granted to your
        CEO.

Form 10-Q for the Quarterly Period Ended March 31, 2009

5.   We note that you did not file your Form 10-Q for the quarterly period ended March 31,
        2009 by the due date of May 15, 2009. Please tell us when you are planning to file this
        Form 10-Q.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Andri Boerman, Staff Accountant, at (202) 551-3645 or me at (202) 551-3604 if you have any questions regarding these comments. In this regard, do not hesitate to contact Martin F. James, Senior Assistant Chief Accountant at (202) 551-3671.

Sincerely,

Kate Tillan
Assistant Chief Accountant